Rio Tinto plc
6 St. James’s Square
London SW1Y 4AD
United Kingdom

Rio Tinto Limited
360 Collins Street
Melbourne, Victoria 3000
Australia

May 15, 2020

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Tim Levenberg

Re:  Rio Tinto plc
Rio Tinto Limited
Registration Statement on Form F-3
File No. 333-238036
Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), Rio Tinto plc and Rio Tinto Limited (together, the “Registrants”) hereby respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrants’ Registration Statement on Form F-3 (Registration No. 333-238036), together with all exhibits and amendments thereto (the “Registration Statement”).

The Registration Statement has not been declared effective by the Commission. No securities were sold or will be sold under the Registration Statement. The Registrants submit this request for withdrawal in order to re-file, as the Registrants are WKSIs, on Form F-3 ASR a registration statement that is otherwise substantially identical in form and substance to the Registration Statement.

Please address any questions you may have to our counsel, Cecil D. Quillen III of Linklaters LLP (One Silk Street, London EC2Y 8HQ, UK, telephone number (from the United States) 011-44-207-456-4347; mobile telephone number (from the United States) 011-44-7769-880-287).

Thank you for your assistance with this matter.

Sincerely,
Rio Tinto plc Rio Tinto Limited

/s/ Steve Allen
By: Steve Allen Title: Group Company Secretary

2